Exhibit 35.3

SERVICER COMPLIANCE STATEMENT

DB Servicing Corporation

Discover Card Master Trust I

The undersigned, a duly authorized representative of DB Servicing Corporation (“DBSC”), hereby certifies that:

(a)	A review of the activities of DBSC for the fiscal year ended November 30, 2012 and of its performance under the Amended and Restated Servicing Agreement, dated January 1, 2011, by and between DBSC and Discover Bank (the “Agreement”), was made under my supervision.

(b)	To the best of my knowledge, based on such review, DBSC has fulfilled all of its obligations in all material respects under the Agreement for the fiscal year ended November 30, 2012.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this 19th day of February 2013.

By:	/s/ James V. Panzarino

James V. Panzarino,
Executive Vice President